Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Osisko Development Corp. of our report dated February 24, 2022  relating to the consolidated financial statements as at December 31, 2021 and 2020 and for each of the years then ended, which appears in the Exhibit 99.3 to this Registration Statement on Form 40-F.

We also hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Osisko Development Corp. of our report dated February 24, 2021 relating to the consolidated financial statements as at December 31, 2020 and 2019 and for each of the years then ended, which appears in the Exhibit 99.11 to this Registration Statement on Form 40-F.

We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in the Exhibit 99.1 to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Montreal, Quebec, Canada
April 28, 2022

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership